
25' BUFFER YARD
50' BLDG. SETBACK
BIOSWALE
ENTRANCE DRIVE
DELIVERY DRIVE
PATIO
ENTRY
RESTAURANT
(W/ MEZZ.)
4000 SF
BREWERY
6000 SF
KITCHEN
1600 SF
PARKING
181 SPACES
TRUCK PARKING
& DELIVERIES
EMPLOYEE PARKING
& DUMPSTERS
EASEMENT LINE

PARKING

CURRENT SITE:	181 SPACES
EMPLOYEE:	8 SPACES
TOTAL COMBINED:	189 SPACES

Sheet No.

Title PROPOSED SITE PLAN

Project # 15361

Date 04-19-16

Pine Jump Brewery

4109 Bakerstown Road

Gibsonia, PA

Scale: 1" = 60'-0"

lga PARTNERS

1425 Forbes Ave. Suite 400 Pittsburgh, PA 15219

P 412.243.3430 F 412.224.4747